

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2021

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

> **Re: Lulu's Fashion Lounge Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 9, 2021**
> **File No. 333-260194**

Dear Ms. Landsem:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

Amendment No. 2 to Form S-1 filed November 9, 2021

Capitalization, page 73

1. Please revise your Capitalization table for the effects of the triggered down round feature noted on page 23. Refer to ASC 260-10-55-97.

Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
November 9, 2021
Page 2

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services